

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 7, 2016

Via E-mail
Emiliya Galfinger
President, Treasurer and Secretary
Galem Group Inc.
3773 Howard Hughes Parkway, Ste. 500S
Las Vegas, NV 89169-6014

> **Re:** **Galem Group Inc.**
> **Registration Statement on Form S-1**
> **Filed September 13, 2016**
> **File No. 333-213608**

Dear Ms. Galfinger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      It appears that you are a shell company as defined in Rule 405 of Regulation C, because you have no operations and total assets consisting solely of cash and cash equivalents. Please revise your disclosure throughout to account for the implications of being designated a shell company. Alternatively, please supplementally provide a detailed explanation as to why you are not a shell company.

Management's Discussion and Analysis or Plan of Operation, page 14

2.      We note your disclosure in the fifth paragraph that you "have generated sufficient revenue to date." Please revise, as it appears that you have not generated any revenue to date.

Liquidity and Capital Resources, page 17

3.      You disclose you have sold 3,000,000 shares of common stock for net proceeds of
        $5,000.  Please revise to reflect the $3,000 net proceeds actually received to date.

Plan of Distribution, page 23

4.      We note your disclosure on this page stating that you are registering 3,000,000 shares of
        your common stock for sale at the price of $0.001 per share. Elsewhere, your disclosure
        indicates that the sale price will be $0.03 per share. Please revise for consistency.

Report of Independent Registered Public Accounting Firm, page F-1

5.      We note that the auditors' opinion includes the phrase "subject to the condition noted in
        the following paragraph."  Please tell us how the auditors' report complies with
        AU-C 706.07d.  Also, tell us how this type of opinion complies with the requirements of
        Rule 2-02 of Regulation S-X.

Item 16. Exhibits, page 38

6.      Please file a copy of your subscription agreement as an exhibit. Refer to Item 601(b) of
        Regulation S-K.

Exhibit 5.1

7.      We note the statement in the opinion that "the 3,000,000 shares of Common Stock held
        by the Company are validly issued, fully paid and non-assessable." Please revise to
        clarify that the shares registered for sale will, when sold, be legally issued, fully paid and
        non-assessable or advise.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities

cc:    Mont E. Tanner
       Attorney at Law